December 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Davis

Re:	LatAmGrowth SPAC

Registration Statement on Form S-1

Filed November 24, 2021, as amended

File No. 333-261361

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 9, 2021, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of LatAmGrowth SPAC (the “Company”) to accelerate the effective date of the above-referenced registration statement for December 13, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

* * *

[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Authorized Signatory

BANCO BTG PACTUAL S.A. – CAYMAN BRANCH

By:	/s/ Kevin Younai
Name:	Kevin Younai
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]